Ex

U.S. Securities and Exchange Commission
Washington, D.C. 20549


03020651

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FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Residential Accredit Loans Inc.
Exact Name of Registrant as Specified in Charter

0000949493
Registrant CIK Number

FOR 5-22-03
Current Report on Form 8-K Series 2003-QS9
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)

333-101791
SEC File Number of Registration Statement

Name of Person Filing the Document
(if Other than the Registrant)



PROCESSED
MAY 27 2003
THOMSON FINANCIAL

SIGNATURES

Filings Made By the Registrant:

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Minneapolis, State of Minnesota, on the 22nd day of May, 2003.

Residential Accredit Loans Inc.
(Registrant)

By: ____________________
Joseph Orning
Vice President

Filings Made by Person Other Than the Registrant:

After reasonable inquiry and to the best of my knowledge and belief, I certify on ________, 2003, that the information set forth in this statement is true and complete.

By: ____________________
(Name)

____
(Title)

NOTICE(Continued)

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION	FORMAT
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Appendix

Assumptions Stipulated to us by
Representatives of Citigroup

- The Structuring Assumptions (except assumptions (i) and (ix)).
- The Certificates will be purchased on May 30,2003.
- The Mortgage Loans have the following characteristics:

Current Balance	Gross Coupon	Servicing	Original Term to Maturity	Remaining Term to Maturity
$205,128,205	5.750%	0.250%	180	178

- The Certificates have the following Principal or Notional Balances and Pass-Through Rates (there are no Class A-P or Class R Certificates):

Class	Principal or Notional Balance	Initial Pass-Through Rate	Pass-Through Rate
A-1	137,500,000	4.00000%	4.00000%
A-2	62,500,000	1.76000%	1.75000%
A-2A*	62,500,000	6.24000%	6.25000%
A-V*	$205,128,205	0.25000%	0.25000%
Subordinate	$5,128,205	5.25000%	5.50000%
Total	205,128,205		

* Notional Amount

Tables

RAL03-QS9 - COMPUTATION MATERIALS

Pmt Rule
----

1 Pay B1, B2, B3, B4, B5, B6 pro-rata until balance is reduced to zero with junior principal defined below

2 Pay A1, A2, pro-rata with the remaining principal

3 Pay B1, B2, B3, B4, B5, B6 pro-rata until balance is reduced to zero with the remaining principal

PO Principal
The amount of principal received from the PO Strip is the difference between the last period PO Bal and the end of period PO Balance. The end of period PO balance is the product of 1) the collateral balance after payment of this payment date, 2) PO Ratio.

PO Ratio
The fraction, the numerator of which is the positive difference between the Pass Thru Rate and the Net WAC of the Discount Collateral Group and the denominator is the Pass Thru rate.

Senior Principal
The sum of 1) a fraction, the numerator of which is the total senior balance and the denominator is the total bond balance,
prior to payment on that payment date, of schedule principal, 2) a percentage, defined below, of prepayment

The percentage is the sum of 1) the fraction, the numerator of which is the total senior balance and the denominator is
the total bond balance, prior to payment on that payment date, 2) the product of i) the fraction, the numerator of which
is the total junior balance and the denominator is the total bond balance, prior to payment on that payment date, and ii)
the percentage defined below

Period	Percentage
61 - 72	70%
73 - 84	60%
85 - 96	40%
97 - 108	20%
109 and after	0%

Junior Principal
Total principal received minus senior principal

Pass Thru Rate
5.25%

XS Interest
XS receives the excess of i) Net Interest received over ii) Mortgage Balance * Pass Thru Rate / 12

Summary

COLLATERAL :	Coupon	Amount	WAC	WAM	Age
	5.500%	205,128,205	5.750%	14-10	0- 2

SETTLEMENT : MAY 30, 2003
PREPAY : 16.00% CPR
FIRST PAY : JUN 25, 2003

LIB1 : 1.30000% LIB1 INDEX
PRICING : 16 CPR

U.S. Treasury Yield Curve :

Year :	0.247	1.975	3.016	5.019	9.773	27.773
Yield :	1.098	1.483	1.860	2.655	3.723	4.694

Spreads Price
Tsys: Sensitivity

Year Sprd	B.P.	Par Amount $ Change	Eff. Coupon	Days To 1st Pmt	Sett	Yrs Of Principal Paydown: From	To	Avg Life	Mod. Duration	$/.01	Price	Cash Flow Yield	Off ---
ASSET		205,128,205	5.5000			6/03-	3/18	4.04					
CMOs		205,128,205	5.5000			6/03-	3/18	4.04					
A1		137,500,000	4.0000	54	29	6/03-	3/18	3.95					
A2	-F	62,500,000	1.7600	30	5	6/03-	3/18	3.95					
A2A	-OI	62,500,000NP	6.2400	30	5	6/03-	3/18	3.95					
B-1-PPLO		5,128,205	5.2500	54	29	6/03-	3/18	7.42					
B-2-PPLO		0	0.0000	54	29	5/03-	5/03	0.00					
B-3-PPLO		0	0.0000	54	29	5/03-	5/03	0.00					
B-4-PPLO		0	0.0000	54	29	5/03-	5/03	0.00					
B-5-PPLO		0	0.0000	54	29	5/03-	5/03	0.00					
B-6-PPLO		0	0.0000	54	29	5/03-	5/03	0.00					
XS	- I	205,128,205NP	0.2500	54	29	6/03-	3/18	4.04					

Class/Comp	Coupon	Cap	Floor	Delay	Formula	1st Reset
A2	1.7600000000	8.0000000000	0.4500000000	0	LIB1 + 0.45	20030625
A2A	6.2400000000	7.5500000000	0.0000000000	0	7.55 - LIB1	20030625

PY
--

Citigroup Global Markets, Incorporated
Thu May 15, 2003 10:12:20

TRANCHE : A1
SETTLE DATE : 05/30/2003
AMOUNT : 137,500,000
PAYMENT DATE : 06/25/2003
COUPON : 4.00000

YIELD TABLE

FIRST

CPR	0	8	16	24	32
99.60000	4.053	4.062	4.073	4.086	4.101
99.66250	4.044	4.048	4.054	4.061	4.069
99.72500	4.035	4.035	4.036	4.037	4.038
99.78750	4.026	4.022	4.018	4.012	4.006
99.85000	4.016	4.009	3.999	3.988	3.974
99.91250	4.007	3.996	3.981	3.964	3.943
99.97500	3.998	3.982	3.963	3.939	3.911
100.03750	3.989	3.969	3.945	3.915	3.880
100.10000	3.980	3.956	3.926	3.891	3.848
100.16250	3.971	3.943	3.908	3.866	3.817
100.22500	3.962	3.930	3.890	3.842	3.786
100.28750	3.952	3.917	3.872	3.818	3.754
100.35000	3.943	3.904	3.854	3.794	3.723
100.41250	3.934	3.890	3.836	3.770	3.692
100.47500	3.925	3.877	3.818	3.746	3.661
100.53750	3.916	3.864	3.800	3.722	3.629
100.60000	3.907	3.851	3.781	3.697	3.598
100.66250	3.898	3.838	3.763	3.673	3.567
100.72500	3.889	3.825	3.745	3.650	3.536
100.78750	3.880	3.812	3.727	3.626	3.505
100.85000	3.871	3.799	3.710	3.602	3.474
100.91250	3.862	3.786	3.692	3.578	3.443
100.97500	3.853	3.773	3.674	3.554	3.412
101.03750	3.844	3.760	3.656	3.530	3.382
101.10000	3.835	3.747	3.638	3.506	3.351
101.16250	3.826	3.734	3.620	3.483	3.320
101.22500	3.817	3.721	3.602	3.459	3.289
101.28750	3.808	3.709	3.584	3.435	3.259
CPR	0	8	16	24	32
101.35000	3.799	3.696	3.567	3.411	3.228
101.41250	3.790	3.683	3.549	3.388	3.197
101.47500	3.781	3.670	3.531	3.364	3.167
101.53750	3.772	3.657	3.513	3.341	3.136
101.60000	3.763	3.644	3.496	3.317	3.106
WAL	8.48	5.65	3.95	2.88	2.17
DUR @ 100.60000	6.84	4.75	3.44	2.58	1.99
START	6/03	6/03	6/03	6/03	6/03
END	3/18	3/18	3/18	3/18	3/18

Citigroup Global Markets, Incorporated
Thu May 15, 2003 10:12:20

TRANCHE : A2 -F YIELD TABLE
SETTLE DATE : 05/30/2003
AMOUNT : 62,500,000 FIRST
PAYMENT DATE : 06/25/2003
COUPON : 1.76000
FORMULA : LIB1 + 0.45000
CAP : 8.00000%
FLOOR : 0.45000%

CPR	0	8	16	24	32
99.00000	1.887	1.950	2.029	2.127	2.242
99.06250	1.879	1.938	2.012	2.103	2.212
99.12500	1.871	1.926	1.995	2.080	2.181
99.18750	1.863	1.913	1.978	2.057	2.150
99.25000	1.855	1.901	1.961	2.033	2.120
99.31250	1.846	1.889	1.944	2.010	2.089
99.37500	1.838	1.877	1.927	1.987	2.059
99.43750	1.830	1.865	1.909	1.964	2.029
99.50000	1.822	1.853	1.892	1.941	1.998
99.56250	1.814	1.841	1.875	1.918	1.968
99.62500	1.805	1.829	1.858	1.895	1.938
99.68750	1.797	1.817	1.841	1.871	1.907
99.75000	1.789	1.805	1.824	1.848	1.877
99.81250	1.781	1.793	1.807	1.825	1.847
99.87500	1.773	1.781	1.790	1.802	1.817
99.93750	1.765	1.769	1.773	1.780	1.787
100.00000	1.756	1.757	1.757	1.757	1.757
100.06250	1.748	1.745	1.740	1.734	1.727
100.12500	1.740	1.733	1.723	1.711	1.697
100.18750	1.732	1.721	1.706	1.688	1.667
100.25000	1.724	1.709	1.689	1.665	1.637
100.31250	1.716	1.697	1.672	1.643	1.607
100.37500	1.708	1.685	1.656	1.620	1.577
100.43750	1.700	1.673	1.639	1.597	1.547
100.50000	1.692	1.661	1.622	1.574	1.518
100.56250	1.684	1.649	1.605	1.552	1.488
100.62500	1.676	1.637	1.589	1.529	1.458
100.68750	1.667	1.625	1.572	1.507	1.429
100.75000	1.659	1.614	1.555	1.484	1.399
100.81250	1.651	1.602	1.539	1.461	1.370
100.87500	1.643	1.590	1.522	1.439	1.340
100.93750	1.635	1.578	1.505	1.416	1.311
101.00000	1.627	1.566	1.489	1.394	1.281
WAL	8.48	5.65	3.95	2.88	2.17
DUR @ 100.00000	7.69	5.21	3.70	2.73	2.08
START	6/03	6/03	6/03	6/03	6/03
END	3/18	3/18	3/18	3/18	3/18

Citigroup Global Markets, Incorporated
Thu May 15, 2003 10:12:20

TRANCHE : A2A -QI YIELD TABLE
SETTLE DATE : 05/30/2003
AMOUNT : 62,500,000
PAYMENT DATE : 06/25/2003
COUPON : 6.24000
FORMULA : 7.55000 - 1.00000 * LIB1
CAP : 7.55000%
FLOOR : 0.00000%

FIRST

CPR	0	8	16	24	32
7.00000	100.600	88.718	76.214	62.959	48.756
7.06250	99.485	87.641	75.176	61.962	47.800
7.12500	98.393	86.586	74.160	60.985	46.864
7.18750	97.323	85.553	73.164	60.029	45.946
7.25000	96.274	84.540	72.189	59.091	45.046
7.31250	95.247	83.547	71.232	58.172	44.164
7.37500	94.239	82.574	70.294	57.271	43.300
7.43750	93.251	81.619	69.375	56.387	42.452
7.50000	92.281	80.683	68.473	55.521	41.620
7.56250	91.330	79.765	67.588	54.671	40.804
7.62500	90.398	78.864	66.720	53.837	40.004
7.68750	89.482	77.979	65.869	53.018	39.218
7.75000	88.583	77.112	65.033	52.215	38.447
7.81250	87.701	76.260	64.212	51.426	37.690
7.87500	86.835	75.423	63.406	50.652	36.947
7.93750	85.985	74.602	62.615	49.891	36.217
8.00000	85.149	73.795	61.838	49.145	35.499
8.06250	84.329	73.003	61.075	48.411	34.795
8.12500	83.522	72.224	60.325	47.690	34.103
8.18750	82.730	71.459	59.588	46.982	33.423
8.25000	81.951	70.707	58.864	46.286	32.754
8.31250	81.186	69.968	58.152	45.602	32.097
8.37500	80.434	69.242	57.452	44.930	31.451
8.43750	79.694	68.527	56.764	44.268	30.815
8.50000	78.966	67.825	56.088	43.618	30.191
8.56250	78.251	67.134	55.422	42.979	29.576
8.62500	77.547	66.454	54.768	42.350	28.971
8.68750	76.855	65.786	54.124	41.731	28.377
8.75000	76.173	65.128	53.490	41.122	27.791
8.81250	75.503	64.481	52.867	40.523	27.215
8.87500	74.843	63.844	52.253	39.933	26.649
8.93750	74.194	63.217	51.649	39.352	26.090
9.00000	73.554	62.599	51.055	38.781	25.541
WAL	8.48	5.65	3.95	2.88	2.17
DUR @ 8.00000	0.93	0.97	1.00	1.04	1.09
START	6/03	6/03	6/03	6/03	6/03
END	3/18	3/18	3/18	3/18	3/18

The information herein has been provided solely by Citigroup Global Markets, Inc. ("CGMI") based upon information with respect to the mortgage loans provided by the Issuer and its affiliates. Neither the Issuer nor any of its affiliates makes any representation as to the accuracy or completeness of the information herein. The information herein is preliminary and supersedes any prior information and will be superseded by the prospectus supplement and prospectus and by any other information subsequently filed with the Securities and Exchange Commission (SEC). All assumptions and information in this report reflect CGMI's judgment as of this date and are subject to change. All analyses are based on certain assumptions noted herein and different assumptions could yield substantially different results. You are cautioned that there is no universally accepted method for analyzing financial instruments. You should review the assumptions; there may be differences between these assumptions and your actual business practices. Further, CGMI does not guarantee any results and there is no guarantee as to the liquidity of the instruments involved in this analysis. The decision to adopt any strategy remains your responsibility. CGMI (or any of its affiliates) or their officers, directors, analysts or employees may have positions in securities, commodities or derivative instruments thereon referred to here, and may, as principal or agent, buy or sell such securities, commodities or derivative instruments. In addition, CGMI may make a market in the securities referred to herein. Neither the information nor the assumptions reflected herein should be construed to be, or constitute, an offer to sell or buy or a solicitation of an offer to sell or buy any securities, commodities or derivative instruments mentioned herein. No sale of any securities, commodities or derivative instruments should be consummated without the purchaser first having received a prospectus and prospectus supplement. Finally, CGMI has not addressed the legal, accounting and tax implications of the analysis with respect to you, and CGMI strongly urges you to seek advice from your counsel, accountant and tax advisor. A final Prospectus and Prospectus Supplement may be obtained by contacting CGMI's Mortgage Trading Desk at (212) 723-6217.